13013426

PUBLIC
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 28 2013

SEC FILE NUMBER
8- 52064

Kg 3/7

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADIA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 SECOND AVENUE, SUITE 1200
(No. and Street)

| SEATTLE | WA | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, PS
(Name – *if individual, state last, first, middle name*)

| 11808 NORTHUP WAY, #240 | BELLEVUE | WA | 98005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

EM 3/8/13

## OATH OR AFFIRMATION

I, LISA RHEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADIA CAPITAL, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CONTROLLER

Title

Notary Public 8/29/14

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Independent Auditor's Report**

February 19, 2013

To the Member
Cascadia Capital LLC

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Cascadia Capital, LLC (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cascadia Capital LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Smith Bunday Berman Britton, P.S.



11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

**CASCADIA CAPITAL, LLC**
**(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2012**

| | |
|---|---|
| **ASSETS** | |
| Cash | $4,909,723 |
| Receivables, net | 531,608 |
| Prepaid and other assets | 201,212 |
| Total assets | $5,642,543 |
| **LIABILITIES** | |
| Accounts payable | $42,019 |
| Intercompany payable to Parent | 13,460 |
| Accrued liabilities | 3,540,247 |
| Total liabilities | 3,595,726 |
| **MEMBER'S EQUITY** | 2,046,817 |
| Total liabilities and member's equity | $5,642,543 |

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business**

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and has the principal purpose of acting as a broker-dealer and investment banking advisor currently focusing nationally on companies in the following areas: sustainable industries, information technology, consumer and retail, business services, manufacturing, transportation, and industrial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statement follows.

**Basis of Presentation**

The Company's financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

**Revenue Recognition**

The Company's revenues consist primarily of success fees, engagement fees and occasionally fees earned for other professional services. Revenue is recognized when realizable and earned as defined by when the Company has substantially completed its obligations per the client agreement.

Success fees are specified in the agreement and are typically a percentage of the transaction amount but may be also be a set, agreed upon fee. Such fees are usually recognized at the time the client transaction closes dependent upon any additional performance obligations or contingencies.

Engagement fees are standard for new clients and may be set up as a monthly fee over a specified period of time or a single payment upfront. In the event of a monthly fee, revenue is recognized ratably over the term of the agreement. Non-refundable, single payment fees received at the beginning of an engagement are deferred and recognized ratably over the estimated term of the engagement.

**Income Taxes**

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statement.

**NOTE 1 – continued:**

**Accounts Receivable**

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2012, there was no allowance recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

The accounts receivable serve as collateral on the Parent's line of credit.

**Concentration of Credit Risk -**

Accounts maintained at the Company's bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

**Use of Estimates –**

In preparing the Company's financial statement in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**NOTE 2 – CASH AND CASH EQUIVALENTS**

The Company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2012, the Company had cash in the amount of $4,909,723.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent, but charges the related use of these expenses to the Company. At December 31, 2012, the Company has a payable to the Parent relating to these expenses totaling $13,460. During 2012, the amounts charged to the Company from the Parent totaled $167,893.

The Parent is named in the office lease in which the Company resides. All expenses relating to this lease are recorded monthly by the Company. During 2012, the Company recorded lease expenses, net of sub lease, totaling $365,020.

The Company, through its Parent as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2012, no matching contributions to the Plan were made by the Company. The Company recorded $3,490 of expense regarding this Plan during 2012.

## NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. At December 31, 2012, the Company's net capital was $1,313,997 which was $1,074,282 in excess of its required net capital of $239,715. The Company's ratio of aggregate indebtedness to net capital was 2.74 to 1.

## NOTE 5 – CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

## NOTE 6 – COMMITMENTS, CONTINGENCIES OR GUARANTEES

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation.

## NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2013, the date which the financial statement was available to be issued. A dividend in the amount of $700,000 was paid to the Company's parent, Cascadia Capital Holdings LLC, on February 4, 2013.

# CASCADIA CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2012

## INDEPENDENT AUDITOR'S REPORT